Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2009 (1)	2010 (1)

Net Income	$267	$318
Equity in earnings of unconsolidated affiliates, net of distributions	(4)	4
Income taxes	129	223
Capitalized interest	(5)	(5)
	387	540

Fixed charges, as defined:

Interest	482	470
Capitalized interest	5	5
Interest component of rentals charged to operating expense	8	20
Total fixed charges	495	495

Earnings, as defined	$882	$1,035

Ratio of earnings to fixed charges	1.78	2.09

(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2009 and 2010 is interest income of $3 million and interest expense of $6 million, respectively, which is included in income tax expense.